Morgan Lewis & Bockius LLP

502 Carnegie Center

Princeton, NJ 08540

Direct:  609.919.6618

Fax: 609.919.6701

Email: czoino@morganlewis.com

June 24, 2008

VIA ELECTRONIC CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Mail Stop 6010

Attn: Song Brandon

Re: NovaDel Pharma Inc.
Schedule 14A
Filed June 3, 2008
File No. 1-32177

Dear Ms. Brandon:

This letter is submitted on behalf of NovaDel Pharma Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as discussed during our telephone conversation on June 24, 2008.

Comment:  The language contained in the first sentence of the Response to Comment 1(iii) of the Comment Letter, dated June 9, 2008, did not accurately reflect the statements contained in the remaining portions of the paragraph relative to the $1.05 per share cap.

We note your comment and suggest revising the Response to Comment 1(iii) as follows:

“The Investors will not receive a discount in connection with purchasing the securities in the Initial Closing because the conversion price for the convertible notes is fixed at a price that is greater than the market value at the time of the Initial Closing as described below. However, the conversion price for the convertible notes to be issued in the Subsequent Closing shall be equal to the lesser of (i) the market value of the Common Stock as of the date of the Subsequent Closing plus $0.075 per share and (ii) $1.05 per share.

If the market value of the common stock of the Company exceeds $1.05 per share, the Investors would have the right to convert the convertible notes at a price per share that is less than the market value. Therefore, the Investors may receive a discount in connection with purchasing the securities in the Subsequent Closing. This would also affect the exercise price of the warrants because the exercise price for the warrants is equal to 125% of the conversion price for the related convertible notes.”

We believe the foregoing are responsive to the comments from today’s call. If you have any questions regarding the foregoing response or require any further clarification, please do not hesitate to call me at (609) 919-6618. Thank you.

Best regards,

/s/ Christine Aubin Zoino
Christine Aubin Zoino

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